August 8, 2006

VIA EDGAR AND FACSIMILE

Mr. Robert Telewioz, Senior Staff Accountant

Mr. Wilson K. Lee, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ctrip.com International, Ltd. (the “Company”)
Form 20-F for the period ended 12/31/2005
Filed 6/26/2006
File No. 000-50483

Dear Mr. Telewioz and Mr. Lee,

We have received your letter dated July 27, 2006 concerning our annual report on Form 20-F filed with the Securities and Exchange Commission (the “Commission”) on June 26, 2006. Set forth below is our response to the comment contained in your letter. The comment is repeated below and followed by our response.

*         *         *

Dividends, page F-12

1. We note from the disclosure that there are restrictions on the payment of dividends by your subsidiaries. Please advise us how you evaluated whether Schedule I under Rule 5-04 of Regulation S-X was required.

The Company respectfully advises the staff of the Commission that it has concluded that Schedule I under Rule 5-04 of Regulation S-X was not required to be included in the Company’s financial statements for its fiscal year 2005 based on the following analysis:

According to Schedule I under Rule 5-04 of Regulation S-X, “ the schedule prescribed by Rule 12-04 shall be filed when the restricted net assets (Rule 4-08(e)(3)) of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year.”

In accordance with current PRC laws and regulations, each of the Company’s subsidiaries and consolidated affiliated entities in China is required to allocate at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, and each of our subsidiaries in China is further required to set aside a portion of its after-tax profits, if any, to fund the staff welfare fund at the discretion of its board of directors. These statutory reserves are not distributable as cash dividends or loans to the Company and are deemed as restricted net assets. As of December 31, 2005, the total statutory reserves of all of the Company’s subsidiaries and consolidated affiliated entities in China were RMB41,769,481 (US$5,175,768), representing only 5% of the total consolidated net assets of the Company which amounted to RMB764,715,604 (US$94,757,950).

Based on the foregoing analysis, the Company has concluded that Schedule I under Rule 5-04 of Regulation S-X was not required to be included in the financial statements of the Company for its fiscal year 2005.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*         *         *

If you have any additional questions or comments regarding the Form 20-F, please call the undersigned at (8621) 34064880 x.12200. Thank you.

Very truly yours,

/s/ Jane Jie Sun

Chief Financial Officer

cc:	James Jianzhang Liang, Chairman of the Board of Directors, Ctrip.com International, Ltd.
Min Fan, Chief Executive Officer, Ctrip.com International, Ltd.
JP Gan, Chairman of Audit Committee, Ctrip.com International, Ltd.
Z. Julie Gao, Esq., Latham & Watkins LLP, Hong Kong
William Molloie, PricewaterhouseCoopers, Shanghai, China